FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number: 001-33433

CHINA SUNERGY CO., LTD.

No. 123 Focheng West Road

Jiangning Economic & Technical Development Zone

Nanjing, Jiangsu 211100, People’s Republic of China

(86 25) 5276 6688

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Sunergy Co., Ltd.

	By:	/s/ Ruennsheng Allen Wang
	Name:	Ruennsheng Allen Wang
	Title:	Chief Executive Officer

Date: February 25, 2009

Exhibit Index

Page
Exhibit 99.1 – Press Release	4

Exhibit 99.1

CHINA SUNERGY SIGNS SOLAR CELL SALES AGREEMENT WITH U.S. BASED

MANUFACTURER OF PHOTOVOLTAIC PRODUCTS

China Sunergy to Ship 20MW to 25MW of Solar Cells in 2009 to Photovoltaic Firm

NANJING, China, February 24, 2009. China Sunergy Co., Ltd. (Nasdaq: CSUN), a specialized solar cell manufacturer based in Nanjing, China, today announced that it has entered into a wafer purchase agreement and a solar cell sales agreement with a U.S. based photovoltaic products firm.

Pursuant to the terms of the agreements, China Sunergy will utilize the multi-silicon wafers purchased from the firm to produce multi-silicon solar cells, which will then be sold back to the firm for incorporation into its downstream solar products. Based on the forecast provided by the U.S. based manufacturer, a total of 20MW to 25MW of solar cells will be supplied by China Sunergy throughout 2009.

The agreements may be replaced by an OEM tolling agreement between China Sunergy and the manufacturer, which is expected to come into force in April 2009. The parties expect that the OEM tolling agreement would not alter the basis of the purchasing and sales terms currently outlined in the existing contracts.

Commenting on the news, Dr. Ruennsheng Allen Wang, CEO of China Sunergy, remarked:

“The securing of this year-long agreement with our U.S partner, especially during a period of instability within the solar sector, demonstrates that China Sunergy is able to execute on our strategy of signing financially profitable, mutually beneficial agreements with a diverse set of customers. We will continue to seek out additional suitable partners for our advanced solar products across a wide spectrum of geographies and industry segments.”

About China Sunergy Co. Ltd

China Sunergy Co., Ltd. (Nasdaq: CSUN) (“China Sunergy”) is a specialized manufacturer of solar cell products in China. China Sunergy manufactures solar cells from silicon wafers utilizing crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect. China Sunergy sells solar cell products to Chinese and overseas module manufacturers and system integrators, who assemble solar cells into solar modules and solar power systems for use in various markets. For more information please visit http://www.chinasunergy.com.

For further information contact:

Peter Schmidt

FD Beijing

Tel: +86-10-8591-1953

Email: peter.schmidt@fd.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements and are based on current expectations, assumptions, estimates and projections about the company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the company’s ability to raise additional capital to finance the company’s activities; the effectiveness, profitability, and the marketability of its products; the economic slowdown in China and elsewhere and its impact on the company’s operations; demand for the company’s products; the future trading of the common stock of the company; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; the company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials and other risks detailed in the company’s filings with the Securities and Exchange Commission. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.